UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

As previously disclosed on the report on Form 6-K filed with the Securities and Exchange Commission on March 18, 2025. Bit Origin Limited (the “Company”) approved, by a special resolution on March 14, 2025, subject to the confirmation by the Grand Court of the Cayman Islands, the par value of each authorized share in the capital of the Company (including all issued shares) to reduce from US$0.30 to US$0.000001 (the “Share Capital Reduction”), such that following the Share Capital Reduction, the authorized share capital of the Company shall be US$500, divided into 500,000,000 shares of par value US$0.000001 each, comprising of 475,000,000 Class A Ordinary Shares of par value US$0.000001 each and 25,000,000 Class B Ordinary Shares of par value US$0.000001 each.

On May 1, 2025, Bit Origin Limited (the “Company”) presented a petition (the “Petition”) to the Grand Court of the Cayman Islands for confirmation of the Share Capital Reduction.

The Petition is directed to be heard before a Judge in the Grand Court of the Cayman Islands at 10:00 a.m. on June 5, 2025.

Any creditor or shareholder of the Company desiring to oppose the making of an order for the confirmation of the Share Capital Reduction shall provide notice to Mourant Ozannes (Cayman) LLP, the Attorneys-at-Law for the Company that they intend to appear at the hearing in person or by counsel at least 24 hours prior to the hearing, by June 4, 2025.

A copy of the Petition will be furnished to any such person requiring the same by written request to Mourant Ozannes (Cayman) LLP as follows on payment of the regulated charge for the same.

94 Solaris Avenue, Camana Bay, P.O. Box 1348

Grand Cayman, KY1-1108

Cayman Islands

Contact:

nicholas.fox@mourant.com

adam.barrie@mourant.com

A copy of the press release related to the Petition entitled “Bit Origin Ltd Announces Court Hearing on June 5, 2025, for Share Capital Reduction” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

This report on Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on November 21, 2022 (Registration No. 333-268501), as amended, and the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on November 16, 2023 (Registration No. 333-275602), as amended, the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on August 13, 2024 (Registration No. 333-281518).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Bit Origin Ltd Announces Court Hearing on June 5, 2025, for Share Capital Reduction, dated May 16, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2025	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board